SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: August 2007                                                                               Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                           Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                          No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: August 14, 2007	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

1	Report to Shareholders
3	Management’s Discussion and Analysis
3	1. Highlights
4	2. Introduction
5	3. About CAE
5	3.1 Who we are
5	3.2	Our vision
6	3.3	Our operations
9	4. Consolidated results
9	4.1	Results of our operations – First quarter of fiscal 2008
10	4.2	Earnings excluding non-recurring items
11	4.3	Consolidated orders and backlog
11	5. Results by segment
12	5.1	Civil segments
15	5.2	Military segments
16	6. Consolidated cash movements and liquidity
17	6.1	Consolidated cash movements
18	7. Consolidated financial position
18	7.1	Consolidated capital employed
19	8. Acquisitions
19	9. Changes in accounting standards
19	10. Subsequent events
19	11. Controls and procedures
19	11.1 Evaluation of disclosure controls and procedures
20	Consolidated Financial Statements
20	Consolidated Balance Sheets
21	Consolidated Statements of Earnings
21	Consolidated Statements of Retained Earnings
22	Consolidated Statements of Comprehensive Income (Loss)
23	Consolidated Statements of Cash Flows
24	Notes to Consolidated Financial Statements
24	Note 1 – Nature of operations and significant
accounting policies
25	Note 2 – Change in accounting policies
28	Note 3 – Business acquisitions
29	Note 4 – Investments in joint ventures
30	Note 5 – Debt facilities
31	Note 6 – Capital stock
31	Note 7 – Accumulated other comprehensive loss
31	Note 8 – Supplementary information
32	Note 9 – Government cost sharing
32	Note 10 – Employee future benefits
33	Note 11 – Operating segments and geographic information
35	Note 12 – Subsequent event

Report to Shareholders

CAE reported financial results for the first quarter ended June 30, 2007. Net earnings were $38.7 million ($0.15 per share) this quarter, compared to $32.4 million ($0.13 per share) in the first quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results

Net earnings from continuing operations were $38.7 million (or $0.15 per share) this quarter, compared to $33.0 million (or $0.13 per share) in the same quarter of last year. Excluding non-recurring items, earnings from continuing operations were $31.0 million (or $0.12 per share) in the first quarter of last year.

Consolidated revenue was $358.3 million, $56.5 million higher than the first quarter of fiscal 2007.

First-quarter consolidated earnings before interest and taxes (EBIT) were $58.0 million, or 16.2% of revenue, compared to $47.1 million, or 15.6% of revenue in the first quarter of 2007.

“Our financial results remain strong, and market conditions in civil aerospace continue to validate our strategy,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “We are well positioned to take advantage of opportunities in civil aviation with new aircraft orders, particularly in the emerging markets. We are also strengthening our relationships with defence forces and OEMs around the world, offering state-of-the-art technologies and training solutions.” In civil training and services, we secured more than $66 million in new training contracts and signed a 20-year agreement with Bombardier to become an authorized training provider for the Global family and Challenger 300 aircraft. We also signed a five-year contract with Flight Options to become the exclusive provider for all Flight Options maintenance technician training until 2012. After the end of the quarter, we announced that we would provide training centre operations services for Air Canada, a first for CAE with a North American legacy carrier.

During the quarter CAE announced orders for 13 civil full-flight simulators (FFSs). An additional three FFS orders have been announced since the end of the quarter, bringing our total announced orders to 16, including two Phenom FFS committed to by the CAE-Embraer planned joint-venture and previously announced on May 28, 2007.

We secured a number of military contracts this quarter valued at $75.5 million. This includes a range of programs for the German, U.S. and British forces, as well as support services for the Canadian Forces’ CF-18 aircraft, the C-130J for the U.S. Air Force and the Little Bird and Chinook helicopter simulators provided to the U.S. Special Operations Forces. Since the end of the quarter, we have announced additional military contracts, including the U.S. Navy exercising a contract option to design another MH-60R helicopter simulator.

Business segment highlights

Training & Services/Civil (TS/C)

Revenue in the TS/C segment increased 3% over last quarter and by 13% over the same period last year. Growth came from stronger demand in the majority of our training centres and increased capacity from the addition of seven Revenue Simulator Equivalent Units to our training network since the first quarter of 2007. We experienced growth compared to last quarter despite the rapid appreciation of the Canadian dollar against the segment’s main operating currencies.

Segment operating income was $19.6 million (20.7% of revenue), an improvement of 7% compared to the first quarter of last year ($18.3 million or 21.9% of revenue). Segment operating income was 8% lower than last quarter, which included a contribution from the sale of a used simulator and a benefit from the negotiation of various agreements with a business partner.

New orders totalled $66.3 million, and segment backlog was $853.4 million at the end of the quarter.

Simulation Products/Civil (SP/C)

Revenue in the SP/C segment was $113.0 million this quarter, up by 52% over the same period last year. Revenue increased due to the higher number of recent orders and the recognition of revenue on customer acceptance of a simulator that was recorded as a sale-type capital lease transaction for which percentage of completion revenue recognition was not applicable.

Segment operating income was $19.7 million, up by 81% over the same period last year. This increase is mainly due to the higher number of orders combined with improved productivity.

New orders totalled $165.7 million, and segment backlog was $413.3 million at the end of the quarter.

CAE FIRST QUARTER REPORT 2008 | 1

REPORT TO SHAREHOLDERS

Simulation Products/Military (SP/M)

Revenue in the SP/M segment was $95.5 million this quarter, similar to the same period last year, which benefited from a particularly high level of activity on the German NH-90 program. This quarter includes results from acquired companies, Engenuity and MultiGen-Paradigm, as well as the achievement of some significant milestones on the Eurofighter program. This was partly offset by the appreciation of the Canadian dollar and by a lower level of activity on certain U.S. programs.

Segment operating income this quarter was $12.3 million, up by 11% year over year. The increase is similarly due to Eurofighter program milestones.

New orders totalled $39.8 million, and segment backlog was $560.5 million at the end of the quarter.

Training & Services/Military (TS/M)

Revenue in the TS/M segment was $55.0 million, up by 14% over the same period last year. The increase is mainly due to the integration of the service portion of acquired companies, Engenuity and Kesem and additional U.S. training services programs. Segment operating income was $6.4 million, down by 44% over the same period last year. The decrease is mainly due to payments from the U.K. government during the first quarter of last year in relation to the AVTS project. Before these payments, segment operating margin would have been stable compared to last year.

New orders totalled $35.7 million this quarter, and segment backlog was $772.3 million at the end of the quarter.

Combined revenue this quarter for the military business as a whole was $150.5 million and combined operating income was $18.7 million, resulting in an operating margin of 12.4% .

We expect variations in the level of order bookings between quarters in both military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

Cash flow and financial position

As of the end of the first quarter, cash provided by continuing operations was $69.2 million. This was offset by increased investment in non-cash working capital, which is common at the start of our fiscal year. As a result net cash from continuing operations was negative $28.7 million. We also invested $32.7 million in capital expenditures, and received $82.1 million in non-recourse financing. As a result, we generated free cash flow of $10.7 million this quarter.

Net debt was $221.0 million at the end of the quarter, up $88.0 million from last quarter mainly as a result of a $108.4 million net decrease in cash, before proceeds and repayment of long-term debt.

CAE will pay a dividend of $0.01 per share on September 28, 2007 to shareholders of record on September 14, 2007.

Additional consolidated financial results

The consolidated backlog was $2.6 billion at the end of this quarter. New orders of $307.5 million were added to backlog this quarter, offset by $358.3 million in revenue generated from backlog and a decrease of $124.3 million mainly from the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

During this quarter, we obtained senior secured financing for an amount of $111.7 million (US$105.0 million) in long-term, non-recourse financing in support of the expansion of our training centres in Burgess Hill, U.K. and Morristown, New Jersey. US$71.0 million was drawn as of June 30, 2007.

Capital expenditures for the quarter were $32.7 million. As indicated last quarter, we expect total capital expenditures in fiscal 2008 to be around $160.0 million, similar to last year.

Income taxes this quarter were $16.7 million, representing an effective tax rate of 30%, compared to 30% for the last quarter and 25% for the first quarter of fiscal 2007. We expect the effective income tax rate for fiscal 2008 to be approximately 30%.

2 | CAE FIRST QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 9, 2007 | For the three months ended June 30, 2007

1. HIGHLIGHTS

FINANCIAL

FIRST QUARTER OF FISCAL 2008

Higher revenue over last quarter and year over year

  Consolidated revenue was $358.3 million this quarter, $21.0 million higher than last quarter and $56.5 million or 19% higher than the same quarter last year.

Higher earnings, net earnings and earnings per share over last quarter and year over year

  Earnings from continuing operations were $38.7 million (or $0.15 per share) this quarter, compared to $35.1 million (or $0.14 per share) last quarter.
  Earnings from continuing operations were $33.0 million (or $0.13 per share) in the first quarter of last year. Excluding non-recurring items1, earnings from continuing operations were $31.0 million (or $0.12 per share) in the first quarter of last year.

Positive free cash flow2 at $10.7 million

  Net cash from continuing operations was at a negative $28.7 million this quarter mainly due to non-cash working capital, compared to $92.2 million last quarter and $29.9 million in the first quarter of last year.
  Capital expenditures were $32.7 million this quarter, compared to $33.8 million last quarter and $40.7 million in the first quarter of last year.
  Non-recourse financing of $82.1 million received this quarter.

Capital employed3 is higher

  Capital employed increased by 8% or $78.3 million this quarter, ending at $1,041.2 million.
  Non-cash working capital4 increased by $101.8 million this quarter, ending at negative $16.3 million.
  Net debt5 increased by $88.0 million this quarter, ending at $221.0 million.

ORDERS

  Total order intake was $307.5 million, compared to $410.4 million last quarter and $296.7 million in the first quarter of last year.
  Total backlog6 was $2,599.5 million as at June 30, 2007.

Civil segments

Simulation Products/Civil won over $160 million of orders including 12 full-flight simulators (FFSs)

  Two B787 FFSs to Japan Airlines
  One Embraer 190 FFS to Flight Training Finance
  Two B757 FFSs to an undisclosed customer
  One A320 FFS to Ansett Flight Simulator Centre
  One Dash 8 Q400 FFS-5000 to Lufthansa Flight Training
  One B747-8F FFS to Nippon Cargo Airlines
  One Embraer 145 FFS to Hainan Airlines
  One B777 FFS to Emirates
  One B747-8F FFS to Cargolux International Airlines
  One A330/340 FFS to the Federal Aviation Administration (FAA)

In addition, the CAE-Embraer planned joint venture committed to two CAE 5000 Series Phenom FFSs.

1Non-GAAP measure (see Section 4.2) .
2Non-GAAP measure (see Section 6.1) .
3Non-GAAP measure (see Section 7.1) .
4Non-GAAP measure (see Section 7.1) .
5Non-GAAP measure (see Section 7.1) .
6Non-GAAP measure (see Section 4.3) .

CAE FIRST QUARTER REPORT 2008 | 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Training & Services/Civil awarded over $66 million in contracts

  Signed a 20-year agreement to become an authorized training provider for the Bombardier Global Express aircraft, Global 5000 aircraft, Global Express XRS aircraft and Challenger 300 aircraft.
  Signed a five-year contract with Flight Options to become the exclusive provider for all Flight Options maintenance technician training until 2012.
  Achieved a major milestone with the delivery of the first Dassault Falcon 7X training program on the same date the aircraft was certified and ahead of aircraft delivery to customer.

Military segments

Simulation Products/Military won orders for more than $39 million for new training systems and upgrades

  Modification of two CH-53 simulators for the German Army Aviation School in Bueckeburg.
  Increased scope for the integration of the Eurofighter full mission simulator and cockpit trainer.
  Software upgrade for the C-130J device suite provided to the British Royal Air Force.
  Software upgrade for the U.S. Air Force C-130J device suite.

Training & Services/Military awarded contracts for $36 million

  Continuation of avionic software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft.
  Contractor logistics, maintenance, pilot instruction, courseware development and training system support of the C-130J for the U.S. Air Force.
  Contractor logistics and maintenance support for the LASAR and MH47 devices provided to the U.S. Special Forces Operations.

ACQUISITIONS AND JOINT VENTURES

  Integration into our results of the acquisition of Engenuity as of April 13, 2007.
  Integration into our results of the acquisition of MultiGen-Paradigm Inc. (MultiGen) as of May 10, 2007.
  Signed an agreement in July (after quarter-end) to acquire Macmet Technologies Limited (Macmet) for approximately $5 million in cash. Macmet is based in Bangalore, India.

OTHER

  We secured US$105 million in long-term, non-recourse financing in support of the expansion of our training centres in Burgess Hill, U.K. and Morristown, New Jersey. As of June 30, 2007, US$71 million has been drawn down by CAE under the facility and the remaining balance is expected to be drawn down by the end of the fiscal year.

2. INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2008 mean the fiscal year ending March 31, 2008.
  Last year, prior year and a year ago mean the fiscal year ended March 31, 2007.
  Dollar amounts are in Canadian dollars.

This report was prepared as of August 9, 2007, and includes our management’s discussion and analysis (MD&A), financial statements and notes for the first quarter ended June 30, 2007. We have written it to help you understand our business, performance and financial condition in the first quarter of fiscal 2008. Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

For additional information, please refer to our financial statements for the quarter ended June 30, 2007, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2007. The MD&A section of our 2007 annual report also contains more information about:

  Our vision, our strategy and key performance drivers
  Business risk and uncertainty
  Foreign exchange
  Financial measures
  Acquisitions, business combinations and divestitures
  Controls and procedures
  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

4 | CAE FIRST QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or
  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2007 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3.	ABOUT CAE

3.1	WHO WE ARE

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers. Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. More than 5,500 employees work in production and training facilities in 19 countries around the world. Approximately 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE.
  New York Stock Exchange, under the symbol CGT.

3.2 OUR VISION

Our vision is to be a world leader in modelling, simulation and technical training to enhance safety and to lower risk and costs in complex environments.

We are ranked number one or two in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness is key to continued success. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision.

CAE FIRST QUARTER REPORT 2008 | 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.3 OUR OPERATIONS

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning.
  The military market includes defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is the world leader in civil flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres, and original equipment manufacturers (OEMs) than any other company. We have a wealth of experience in developing prototype simulators for new types of aircraft, including over 20 models in the past and, more recently, the Airbus A380 and Dassault Falcon 7X. We also offer a full range of support services including sales of spare parts, simulator updates and simulator relocations.

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts and inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building new facilities. We currently have more than 115 FFSs installed in more than 20 training centres around the world. We intend to increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position and address new market opportunities. We are developing our training network to meet the long-term, steady stream of recurring training needs so we rely less on new aircraft deliveries to drive revenue.

Market trends and outlook

We continue to have a positive outlook for the civil market because of the following trends:

  Positive economic indicators
  Continued growth in revenue per passenger kilometre
  Strong aircraft orders and new platforms
  Growing demand for trained pilots.

Positive economic indicators

GDP and growth in corporate profits driving business aviation market

Business aviation is experiencing a strong and growing training market because fleets are active, projections for business jet deliveries are high and new operators are entering the market. We expect the development of the Very Light Jet (VLJ) and Light Jet (LJ) segments to lead to opportunities for training and other services in the future.

New and emerging markets

Emerging markets such as Asia-Pacific, the Indian sub-continent and the Middle East continue to experience high growth in air traffic, strong economic growth and an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the demand for FFSs and training centres.

6 | CAE FIRST QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Continued growth in revenue per passenger kilometre

Steady growth in air travel

We anticipate that the long-term, steady growth in passenger traffic should continue for the foreseeable future. We expect passenger demand growth to be around 5.5% in calendar 2007. This is barring any major developments such as excessive fuel prices, regional political instability, acts of terrorism, pandemics or other world events.

Continued growth of low-cost airlines

The growth of low-cost airlines continues to be a major factor driving activity in the civil aviation market, and the demand for simulation products and training services. In 2006, low-cost airlines represented more than 27% of capacity in the U.S., and more than 24% in Europe. These percentages are expected to grow as low-cost airlines expand their fleets. In the Asia-Pacific region, low-cost airlines are likely to represent 25% market share by 2012. CAE clients such as Ryanair and IndiGo are representative of low-cost carriers expanding their fleets and capacity, thus spurring increasing demand for pilot training equipment and services such as pilot provisioning.

Slower activity in mature markets

High fuel costs and intense domestic competition are affecting the performance of many commercial airlines in mature markets such as North America. The North American market has started to show two key signs of recovery:

  Some legacy carriers have emerged from Chapter 11 and returned to profitability.
  Some airlines have made initial orders to replace their fleets, and we expect this trend to continue for the next few years.

Strong aircraft orders and new platforms

New aircraft platforms

Original equipment manufacturers are introducing new platforms, which will drive worldwide demand for simulators and training. The Boeing 787, Boeing 747-8, Airbus A350XWB, Embraer 190, Embraer Phenom 100 and 300 and the Eclipse 500 VLJs are some recent examples.

New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, CAE has established a joint venture with Embraer to provide comprehensive training for the new Phenom 100 very light jet and Phenom 300 light jet aircraft.

Strong aircraft orders

In calendar 2006, Boeing received a total of 1,058 orders for new aircraft and Airbus received 824 orders. Their strong delivery forecast and increased production of narrow body models are expected to help generate opportunities for our full portfolio of training products and services. It is important to note that deliveries of new model aircrafts are susceptible to delays of program launches, which may affect our deliveries.

Growing demand for trained crew members
Worldwide demand is increasing

Growth in the civil aviation market is continuing to drive the demand for pilots, maintenance technicians and flight attendants worldwide, which is creating a shortage of qualified crew members. The shortage is even more pronounced because of aging demographics and fewer military pilots transferring to civil airlines, and low enrolment in technical schools. Emerging markets like India and China are experiencing this even more severely because air traffic is growing more quickly there than in developed countries, and there is less infrastructure to meet the current and projected demand for crew members.

This creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand. For example, in June 2007 we announced a memorandum of understanding (MOU) with the Government of India to develop the National Flying Training Institute and also another MOU to manage the Indian government’s Indira Gandhi Rashtriya Uran Akademi (IGRUA) flight training academy.

The crew shortage is also surfacing on the maintenance technician side and has created an opportunity for CAE to accelerate its training solutions available for maintenance technician training and explore opportunities for maintenance technician provisioning solutions. This trend is, to a lesser degree, also affecting flight attendants, where we are also exploring new training solutions.

CAE FIRST QUARTER REPORT 2008 | 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) and which is expected to be approved for adoption during calendar 2007. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern airliner aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is expected to be the greatest need to produce a large supply of qualified pilots in the most efficient and effective manner. CAE has been introducing new products designed specifically to address new and emerging markets, such as the CAE 5000 Series full-flight simulator and CAE True Environment for more realistic air traffic control environment simulation.

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment and training systems for a variety of military aircraft, including fighter jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to grow modestly, including in the United States, which is the world’s largest defence market, we believe that our share of that spending will increase for the following reasons:

  Demand for our type of products and services is growing
  The nature of warfare is changing.

Demand for our type of products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, NH Industries is starting to deliver the NH90 helicopter, EADS CASA is aggressively marketing the C-295 transport worldwide, and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new types of simulators.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively. For example, CAE is part of a consortium that will begin offering NH90 training to Germany and other militaries in fiscal 2008.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon systems platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Extension and upgrade of existing weapon systems platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, this quarter we won several contracts to upgrade simulators for the German Army and the British and U.S. Air Forces.

8 | CAE FIRST QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

The nature of warfare has changed
Demand for networking

The nature of warfare has changed. Allies are co-operating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training and mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, we recently delivered a MH-47G combat mission simulator to the U.S. Army’s 160th Special Operations Aviation Regiment that features the CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB promises to significantly enhance rapid mission rehearsal capabilities in simulation.

4.	CONSOLIDATED RESULTS

4.1	RESULTS OF OUR OPERATIONS – FIRST QUARTER OF FISCAL 2008

Summary of consolidated results

(amounts in millions, except per share amounts)		Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007

Revenue		$358.3	337.3	331.2	280.4	301.8
Earnings before interest and income taxes (EBIT)		$58.0	53.3	44.2	44.8	47.1
As a % of revenue	%	16.2	15.8	13.3	16.0	15.6
Interest expense, net		$2.6	3.5	2.9	1.2	3.0

Earnings from continuing operations (before taxes)		$55.4	49.8	41.3	43.6	44.1
Income tax expense		$16.7	14.7	11.6	12.3	11.1

Earnings from continuing operations		$38.7	35.1	29.7	31.3	33.0
Results from discontinued operations		$–	(0.8)	–	(0.3)	(0.6)

Net earnings		$38.7	34.3	29.7	31.0	32.4
Basic and diluted EPS from continuing operations		$0.15	0.14	0.12	0.12	0.13
Basic and diluted EPS		$0.15	0.14	0.12	0.12	0.13

Summary of results excluding non-recurring items

(amounts in millions, except per share amounts)		Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007

Earnings from continuing operations (before taxes)		$55.4	48.7	44.1	43.9	44.4
Net earnings from continuing operations		$38.7	35.1	32.0	31.2	31.0
Basic and diluted EPS from continuing operations		$0.15	0.14	0.13	0.12	0.12

Revenue was 6% higher than last quarter and 19% higher year over year

Revenue was $21.0 million higher than last quarter mainly because of the SP/C segment, where revenue increased by $15.4 million or 16% because of a higher number of recent orders. SP/M increased its revenue by 4%, TS/C by 3% and TS/M was similar to last quarter. This includes a negative impact from the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Revenue was $56.5 million higher than the same period last year because of the SP/C segment, where revenue increased by $38.8 million or 52% because of a higher number of recent orders. Increase in revenue was also attributed to the TS/C segment, where revenue increased by $11.1 million, or 13%, due to stronger demand for training and the TS/M segment, where revenue increased by $6.9 million, or 14%, due to the integration of Engenuity and Kesem International Pty Ltd. (Kesem). The foreign exchange fluctuation compared to the same period last year had a minimal impact on the increase in revenue since the appreciation of the Canadian dollar against the U.S. dollar was offset by the depreciation of the Canadian dollar against the euro and the British pound.

You will find more details in Results by segment.

CAE FIRST QUARTER REPORT 2008 | 9

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBIT7 was $4.7 million higher than last quarter and $10.9 million higher year over year

EBIT for this quarter was $58.0 million, or 16.2% of revenue. There was no impact resulting from the effect of non-recurring items. Compared to last quarter, EBIT was up by 9% or $4.7 million. Increased segment operating income8 from the SP/M, SP/C and TS/M segments were partly offset by a slight decrease in the TS/C segment.

Year over year, EBIT was up by 23% or $10.9 million mainly because of higher segment operating income from the SP/C, SP/M, and TS/C segments, which was partly offset by a decrease in the TS/M segment. Excluding non-recurring items, EBIT increased by $10.6 million.

Net interest expense was $0.9 million lower than last quarter and $0.4 million lower year over year

Net interest expense was 26% lower than last quarter mainly due to lower interest on long-term debt. This was partly offset by lower interest income.

Net interest expense was lower than the same period last year mainly due to higher other interest income, which was partly offset by higher interest expense on long-term debt.

Effective income tax rate is 30% this quarter

Income taxes this quarter were $16.7 million, representing an effective tax rate of 30%, compared to 30% for the last quarter and 25% for the first quarter of fiscal 2007. The tax rate was lower for the first quarter of fiscal 2007 for two reasons:

  We reduced the valuation allowance on net operating losses in the U.K., which enabled us to recognize $2.0 million in tax assets.
  The Canadian tax rate was reduced, which enabled us to recognize $1.0 million in reduction of future tax liabilities.

We expect the effective income tax rate for fiscal 2008 to be approximately 30%.

Results from discontinued operations

The adjustments to current earnings from gains and/or losses related to discontinued operations were nominal this quarter.

4.2 EARNINGS EXCLUDING NON-RECURRING ITEMS

The table below shows how non-recurring items9 have affected our results in each of the reporting periods. We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP.

Reconciliation of non-recurring items

(amounts in millions, except per share amounts)

		Q1-2008			Q4-2007			Q1-2007

	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share

Earnings from continuing
operations	$55.4	$38.7	$0.15	$49.8	$35.1	$0.14	$44.1	$33.0	$0.13
EBIT:
• Restructuring plan
– restructuring charge	–	–	–	(1.5)	(1.2)	–	0.2	0.1	–
– other costs associated
with the restructuring plan	–	–	–	0.4	1.2	–	4.5	3.0	0.01
• Release of claims payments	–	–	–	–	–	–	(4.4)	(3.1)	(0.01)
Income tax expense:
• Tax recoveries	–	–	–	–	–	–	–	(2.0)	(0.01)

Earnings from continuing
operations excluding
non-recurring items
(non-GAAP measure)	$55.4	$38.7	$0.15	$48.7	$35.1	$0.14	$44.4	$31.0	$0.12

7 Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

8 Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. These items are presented in the reconciliation between total segment operating income and EBIT (see Note 11 to the consolidated financial statements).

9Non-recurring items is a non-GAAP measure we use to identify items that are outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. We believe that highlighting significant non-recurring items and providing operating results without them is useful supplemental information that allows for a better analysis of our underlying and ongoing operating performance.

10 | CAE FIRST QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Restructuring plan

We completed the final expenses related to the restructuring plan in fiscal 2007. In the past, these expenses included costs related to the re-engineering of our business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related with the first phase of the ERP deployment have ended. Any new costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will not be regarded as a non-recurring item. For additional information, please refer to our annual management’s discussion and analysis, which you will find in our annual report for the year ended March 31, 2007.

Release of claims payment – Landmark Consortium

As a member of the Landmark Consortium (formed to pursue the AVTS project), we received a payment in the first quarter of fiscal 2007 and recorded the portion of £2.1 million ($4.4 million) as a non-recurring item because it was related to the release of claims.

Tax recoveries

During the first quarter of fiscal 2007, we recognized as a non-recurring item the reduced valuation allowance on net operating losses in the U.K. This translated in the recognition of $2.0 million in tax assets.

4.3 CONSOLIDATED ORDERS AND BACKLOG10

Our consolidated backlog was $2,599.5 million at the end of this quarter. New orders of $307.5 million were added to backlog this quarter, offset by $358.3 million in revenue generated from backlog and a decrease of $124.3 million mainly caused by the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Backlog down by 7% over last quarter

(amounts in millions)

Backlog, March 31, 2007	$2,774.6
+ orders	307.5
– revenue	(358.3)
+/– adjustments (mainly FX)	(124.3)

Backlog, June 30, 2007	$2,599.5

The book-to-sales ratio for the quarter was 0.9x. The ratio for the last 12 months was 1.1x.

You will find more details in Results by segment, below.

5. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

  Simulation Products/Civil (SP/C)
  Training & Services/Civil (TS/C)

Military segments:

  Simulation Products/Military (SP/M)
  Training & Services/Military (TS/M)

The SP/C and SP/M segments operate as an integrated organization that shares substantially all engineering, development, global procurement, program management and manufacturing functions.

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level. If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

10 Backlog

Backlog is a non-GAAP measure that tells us the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order.
  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received funding for it.
  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sale ratio is calculated as being total orders divided by total revenue in the period.

CAE FIRST QUARTER REPORT 2008 | 11

MANAGEMENT’S DISCUSSION AND ANALYSIS
KEY PERFORMANCE INDICATORS
Segment operating income

(amounts in millions, except operating margins %)		Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007

Civil segments
Simulation Products/Civil		$19.7	15.3	15.5	18.7	10.9
	%	17.4	15.7	16.8	22.2	14.7
Training & Services/Civil		$19.6	21.3	13.5	11.2	18.3
	%	20.7	23.2	16.2	14.3	21.9

Military segments
Simulation Products/Military		$12.3	9.5	11.2	7.3	11.1
	%	12.9	10.3	10.6	11.4	11.6
Training & Services/Military		$6.4	6.1	6.8	9.3	11.5
	%	11.6	10.9	13.4	17.4	23.9

Total segment operating income		$58.0	52.2	47.0	46.5	51.8
Other income (expense)		$–	1.1	(2.8)	(1.7)	(4.7)

EBIT		$58.0	53.3	44.2	44.8	47.1

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of things not specifically related to its performance.

Capital employed

(amounts in millions)	Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007

Civil segments
Simulation Products/Civil	$(13.0)	(59.8)	(3.0)	(13.6)	(19.0)
Training & Services/Civil	$734.7	759.1	714.8	639.6	618.7

Military segments
Simulation Products/Military	$90.1	54.5	34.7	57.7	48.0
Training & Services/Military	$142.4	132.8	136.6	129.2	119.2

	$954.2	886.6	883.1	812.9	766.9

We use capital employed to understand how much we are investing in our business. We calculate it by taking each segment’s total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtracting total liabilities (not including tax accounts, long-term debt and its current portion, and other non-operating liabilities).

5.1 CIVIL SEGMENTS

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 12 FFSs this quarter:

  Two B787 FFSs to Japan Airlines
  One Embraer 190 FFS to Flight Training Finance
  Two B757 FFSs to an undisclosed customer
  One A320 FFS to Ansett Flight Simulator Centre
  One Dash 8 Q400 FFS-5000 to Lufthansa Flight Training
  One B747-8F FFS to Nippon Cargo Airlines
  One Embraer 145 FFS to Hainan Airlines
  One B777 FFS to Emirates
  One B747-8F FFS to Cargolux International Airlines
  One A330/340 FFS to the Federal Aviation Administration (FAA)

In addition, the CAE-Embraer planned joint venture committed to two CAE 5000 Series Phenom FFSs.

12 | CAE FIRST QUARTER REPORT 2008

			MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial results

(amounts in millions, except operating margins)		Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007

Revenue		$113.0	97.6	92.1	84.2	74.2
Segment operating income		$19.7	15.3	15.5	18.7	10.9
Operating margins	%	17.4	15.7	16.8	22.2	14.7
Amortization & depreciation		$1.5	2.9	2.3	2.1	2.1
Capital expenditures		$0.8	1.8	0.9	3.5	8.2
Capital employed		$(13.0)	(59.8)	(3.0)	(13.6)	(19.0)
Backlog		$413.3	352.8	340.0	313.2	297.5

Revenue up by 16% from last quarter and by 52% year over year

Revenue increased over last quarter and year over year because of the higher number of recent orders and because we obtained customer’s acceptance of a simulator that is recorded as a sale-type capital lease transaction for which the percentage of completion revenue recognition method is not applicable.

Segment operating income up by 29% over last quarter and by 81% year over year

Segment operating income increased over last quarter and year over year because of the higher number of orders combined with improved productivity.

Capital employed increased over last quarter

Capital employed was higher mainly due to higher working capital accounts. This was because we made significant payments to suppliers during the quarter.

Backlog up by 17% over last quarter

(amounts in millions)

Backlog, March 31, 2007	$352.8
+ orders	165.7
– revenue	(113.0)
+/– adjustments	7.8

Backlog, June 30, 2007	$413.3

This quarter’s book-to-sale ratio was 1.5x. The ratio for the last 12 months was 1.3x.
TRAINING & SERVICES/CIVIL
TS/C was awarded over $66 million in contracts this quarter.

Expansion and new initiatives

This quarter, we officially opened the North East Training Centre in Morristown, New Jersey, U.S. and pursued our expansion strategy by developing several alliances:

  We announced expansion plans for the North East Training Centre, from six simulator bays to twelve, to meet increased training demands.
  We signed a 20-year agreement to become an authorized training provider for the Bombardier Global Express aircraft, Global 5000 aircraft, Global Express XRS aircraft and Challenger 300 aircraft.
  We signed two memorandums of understanding. One for a joint venture with the Airport Authority of India (AAI) to develop the National Flying Training Institute (NFTI) and another to become the managing partner of the Indian government’s Indira Gandhi Rashtriya Uran Akademi (IGRUA) flight training academy.
  We signed a five-year contract with Flight Options to become the exclusive provider for all Flight Options maintenance technician training until 2012, which will be provided at the CAE SimuFlite Training centre in Dallas, U.S., the North East Training Centre in Morristown, New Jersey, U.S. and at any of the Flight Options primary bases.
  Commencing early 2009, CAE will offer training programs for the Phenom 100 Very Light Jet and Phenom 300 Light Jet aircraft at CAE’s Burgess Hill Training Centre, U.K. In addition, Embraer and CAE are working on extending their relationship to include pilot training for the Embraer 170/190 family of E-Jets and the Lineage 1000 executive jet, in support of Embraer’s customers throughout the Americas.
  We achieved a major milestone with the delivery of the first Dassault Falcon 7X training program on the same date the aircraft was certified and ahead of aircraft delivery to customer.

CAE FIRST QUARTER REPORT 2008 | 13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial results

(amounts in millions, except operating margins,
RSEU and FFSs deployed)		Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007

Revenue		$94.8	91.7	83.1	78.4	83.7
Segment operating income		$19.6	21.3	13.5	11.2	18.3
Operating margins	%	20.7	23.2	16.2	14.3	21.9
Amortization & depreciation		$13.1	12.4	11.8	10.7	10.6
Capital expenditures		$26.8	27.7	32.5	30.1	17.8
Capital employed		$734.7	759.1	714.8	639.6	618.7
Backlog		$853.4	951.6	905.6	842.9	817.6
RSEU[11]		105	101	97	99	98
FFSs deployed		117	114	110	110	110

Revenue up by 3% from last quarter and by 13% year over year

The increase over last quarter and year over year was mainly attributed to a strong demand in most of our training centres, translating to a higher utilization rate, four additional RSEUs from last quarter and seven additional RSEUs than in the same period last year.

The growth over last quarter was achieved despite an appreciation of the Canadian dollar against the euro, British pound and the U.S. dollar. This quarter’s TS/C revenue would have been approximately $5 million higher if the average foreign exchange rate had been comparable to last quarter.

Segment operating income was $19.6 million (20.7% of revenue)

Segment operating income would have been similar to last quarter even considering the appreciation of the Canadian dollar if results are compared before the gains from the disposal of one used FFS and the negotiation of various agreements with a business partner in the fourth quarter of fiscal 2007.

Capital employed decreased over last quarter

Capital employed was lower mainly because our investments in foreign subsidiaries were affected by the appreciation of the Canadian dollar and by a slight decrease in working capital.

Capital expenditures at $26.8 million this quarter
Capital expenditures this quarter were mostly for ongoing investment to grow our training network.
Backlog down by 10% over last quarter

(amounts in millions)

Backlog, March 31, 2007	$951.6
+ orders	66.3
– revenue	(94.8)
+/– adjustments (mainly FX)	(69.7)

Backlog, June 30, 2007	$853.4

This quarter’s book-to-sale ratio was 0.7x. The adjustment to backlog reflects the rapid appreciation of the Canadian dollar against the euro, British pound and the U.S. dollar. The ratio for the last twelve months was 1.2x.

11 Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a RSEU. If a FFS is being powered down and relocated, it will not be included as a RSEU until the FFS is re-installed and available to generate revenue.

14 | CAE FIRST QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2 MILITARY SEGMENTS

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $39.8 million in orders this quarter, including:

  Modification of two CH-53 simulators for the German Army Aviation School in Bueckeburg
  Increased scope for the integration of the Eurofighter full mission simulator and cockpit trainer
  Software upgrade for the C-130J device suite provided to the British Royal Air Force
  Software upgrade for the U.S. Air Force C-130J device suite.

Financial results

(amounts in millions, except operating margins)		Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007

Revenue		$95.5	92.2	105.2	64.3	95.8
Segment operating income		$12.3	9.5	11.2	7.3	11.1
Operating margins	%	12.9	10.3	10.6	11.4	11.6
Amortization & depreciation		$2.2	2.6	1.9	2.3	2.2
Capital expenditures		$1.3	1.8	1.5	0.9	1.3
Capital employed		$90.1	54.5	34.7	57.7	48.0
Backlog		$560.5	635.8	609.0	626.3	475.2

Revenue up by 4% over last quarter and similar year over year

The increase over last quarter was mainly due to the integration into our results of the acquisitions of Engenuity and MultiGen, as well as the achievement of some significant milestones on the Eurofighter program. This increase was partly offset by the negative impact of the appreciation of the Canadian dollar against the euro and the U.S. dollar, as well as lower activity on some U.S. programs.

Segment operating income up by 29% over last quarter and by 11% year over year

Segment operating income was higher over last quarter and year over year mainly because of the achievement of some significant milestones on the Eurofighter program. This increase was partly offset by the negative impact of the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Capital employed increased over last quarter

The increase this quarter was mainly a result of the acquisitions of Engenuity and MultiGen combined with higher working capital.

Backlog down by 12% over last quarter

(amounts in millions)

Backlog, March 31, 2007	$635.8
+ orders	39.8
– revenue	(95.5)
+/– adjustments (mainly FX)	(19.6)

Backlog, June 30, 2007	$560.5

This quarter’s book-to-sale ratio was 0.4x. The ratio for the last 12 months was 1.2x, reflecting the uneven nature of this market.

TRAINING & SERVICES/MILITARY

TS/M was awarded $35.7 million in orders this quarter, including:

  Continuation of avionic software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft.
  Contractor logistics, maintenance, pilot instruction, courseware development and training system support of the C-130J for the U.S. Air Force.
  Contractor logistics and maintenance support for the LASAR and MH47 devices provided to the U.S. Special Forces Operations.

CAE FIRST QUARTER REPORT 2008 | 15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial results

(amounts in millions, except operating margins)		Q1-2008	Q4-2007	Q3-2007	Q2-2007	Q1-2007

Revenue		$55.0	55.8	50.8	53.5	48.1
Segment operating income		$6.4	6.1	6.8	9.3	11.5
Operating margins	%	11.6	10.9	13.4	17.4	23.9
Amortization & depreciation		$1.7	1.9	1.7	1.8	1.5
Capital expenditures		$3.8	2.5	7.8	6.4	13.4
Capital employed		$142.4	132.8	136.6	129.2	119.2
Backlog		$772.3	834.4	857.3	801.6	842.9

Revenue similar to last quarter and up by 14% year over year

Revenue was similar to last quarter despite the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar. The negative foreign exchange impact was partly offset by the integration of the service portion of Engenuity into our results, combined with increased work level on some German maintenance services contracts.

Revenue increased year over year resulting from the integration of Engenuity and Kesem, additional U.S. training services programs, and the depreciation of the Canadian dollar against the Euro and British pound.

Segment operating income similar to last quarter and down by 44% year over year

Segment operating income was similar to last quarter for the same reasons stated above.

The decrease year over year was mainly because we received payments from the U.K. government during the first quarter of last year in relation to the AVTS project. Without these payments are disregarded, the segment operating margin would have been similar.

Capital employed increased over last quarter

The increase this quarter was mainly because of higher working capital accounts. This was partly offset by the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Backlog down by 7% over last quarter

(amounts in millions)

Backlog, March 31, 2007	$834.4
+ orders	35.7
– revenue	(55.0)
+/– adjustments (mainly FX)	(42.8)

Backlog, June 30, 2007	$772.3

This quarter’s book-to-sale ratio was 0.6 x. The ratio for the last 12 months was 0.7x.

The combined military book-to-sale ratio for the quarter was 0.5x, and 1.0x on a trailing 12-month basis.

6. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital.
  Capital expenditure requirements.
  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

16 | CAE FIRST QUARTER REPORT 2008

	MANAGEMENT’S DISCUSSION AND ANALYSIS
6.1 CONSOLIDATED CASH MOVEMENTS

For the three-month period ending	June 30	March 31	June 30
(amounts in millions)	2007	2007	2006

Cash provided by continuing operating activities*	$69.2	$45.5	$57.7
Changes in non-cash working capital	(97.9)	46.7	(27.8)

Net cash provided by continuing operations	$(28.7)	$92.2	$29.9
Capital expenditures	(32.7)	(33.8)	(40.7)
Other capitalized costs	(7.6)	(11.4)	(2.6)
Cash dividends	(2.4)	(2.5)	(2.4)
Non-recourse financing[12]	82.1	8.3	10.3

Free cash flow[13]	$10.7	$52.8	$(5.5)
Business acquisitions	(38.9)	0.5	–
Other cash movements, net	8.6	5.3	2.0
Proceeds from disposal of discontinued operations	–	2.8	–
Non-recourse financing	(82.1)	(8.3)	(10.3)
Effect of foreign exchange rate changes on cash and cash equivalents	(6.7)	(0.5)	(1.8)

Net (decrease) increase in cash before proceeds
and repayment of long-term debt	$(108.4)	$52.6	$(15.6)

*before changes in non-cash working capital

Free cash flow down $42.1 million from last quarter and up $16.2 million year over year

The decrease over last quarter was mainly attributable to net cash from continuing operations decreasing by $120.9 million over last quarter, explained largely by increased investment in non-cash working capital, particularly higher accounts receivable and lower accounts payable, which is common at the start of our fiscal year.

The increase year over year was mainly because of additional non-recourse financing on property, plant and equipment which increased free cash flow by $71.8 million. This was offset by a decrease of $58.6 million in net cash from continuing operations caused by higher investment in non-cash working capital.

Capital expenditures and other capitalized costs decreased by $4.9 million from last quarter and $3.0 million year over year

Growth capital expenditures14 of $25.2 million this quarter were for:

  The major milestone delivery of the first Dassault Falcon 7X Training Program
  Other capital expenditures related to growth.

Maintenance capital expenditures15 were $7.5 million this quarter.

Non-recourse financing

During this quarter, we obtained senior secured financing for an amount of $111.7 million (US$105.0 million) for two of our civil aviation training centres. The initial drawdown to June 30, 2007, net of financing costs, was for an aggregate amount of $69.6 million, (US$ 31.8 million and £16.8 million after taking into consideration the effect of foreign exchange swaps entered in relation to this financing transaction). The financing is separated into two tranches with the principal and interest of Tranche A being amortized quarterly beginning in December 2008 with a final maturity of June 2014 and the principal and interest of Tranche B being amortized quarterly beginning in September 2014 until final maturity of June 2018. The combined coupon rate of the post-swap debt amounts to 8.29% . The debt is non-recourse to CAE and is secured by the assets of the training centres and is cross-guaranteed and cross-collateralized by the cash-flow generated by the two training centres. Following June 30, 2007, a further US$6.1 million has been drawn under this facility.

12 Non-recourse financing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of the subsidiary, and not the parent company.

13 Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specific financing (including non-recourse debt). Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

14 Growth capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to increase the current level of economic activity.

15 Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain current levels of economic activity.

CAE FIRST QUARTER REPORT 2008 | 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.	CONSOLIDATED FINANCIAL POSITION

7.1	CON SOLIDATED CAPITAL EMPLOYED

	As at June 30	As at March 31
(amounts in millions)	2007	2007

Use of capital:
Non-cash working capital	$(16.3)	$(118.1)
Property, plant and equipment, net	931.9	986.6
Other long-term assets	379.6	343.9
Other long-term liabilities	(254.0)	(249.5)

Total capital employed	$1,041.2	$962.9

Source of capital:
Net debt	$221.0	$133.0
Shareholders’ equity	820.2	829.9

Source of capital	$1,041.2	$962.9

Capital employed16 increased 8% this quarter

The increase was mainly the result of higher non-cash working capital, which was partly offset by lower property, plant and equipment.

Our return on capital employed17 (ROCE) was 14.9% (12.4% adjusted for operating leases) this quarter compared to 12.0% (10.1% adjusted for operating leases) for the first quarter last year.

Non-cash working capital18 increased by $101.8 million this quarter

The increase was mainly because of higher accounts receivable including short-term derivatives assets and a payable reduction.

Net property, plant and equipment down $54.7 million since last quarter

The decrease was from a negative impact of $60.2 million caused by foreign exchange variation and by normal depreciation of $14.6 million partly offset by new capital expenditures of $32.7 million.

Net debt19 increased by $88.0 million this quarter

The increase was largely caused by a $108.4 million net decrease in cash, before proceeds and repayment of long-term debt. The net debt amount was reduced by the appreciation of the Canadian dollar against our foreign denominated debt.

Change in net debt

(amounts in millions)

Net debt, March 31, 2007	$133.0
Impact of cash movements on net debt (see table in the cash movements section)	108.4
Effect of foreign exchange rate changes on long-term debt	(20.4)

Increase in net debt during the period	88.0

Net debt, June 30, 2007	$221.0

16 Capital employed is a non-GAAP measure we use to monitor how much we are investing in our business. We measure it from two perspectives:

Capital used

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion).
  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital

We add net debt to total shareholders‘ equity to understand where our capital is coming from.

17 Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling 4 quarter period by taking earnings from continuing operations excluding non-recurring items and interest expenses, after tax, divided by the average capital employed.

In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinarily off-balance sheet operating leases.

18 Non-cash working capital is a non-GAAP measure we use to monitor how much money we have tied up in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

19 Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

18 | CAE FIRST QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

8. ACQUISITIONS

Engenuity

As at April 13, 2007, we acquired 14,948,215 common shares of Engenuity Technologies Inc. (Engenuity) representing approximately 85.7% of the total outstanding number thereof. On May 25, 2007, the holders of common shares of Engenuity adopted a special resolution approving the amalgamation of Engenuity with 4341392 Canada Inc., a wholly-owned subsidiary of CAE Inc., per the amalgamation agreement. As a result, Engenuity became a wholly-owned subsidiary of CAE Inc. Engenuity develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets. Total consideration for this acquisition, including acquisition costs, amounted to $23.4 million in cash.

MultiGen-Paradigm Inc.

On May 10, 2007, we closed the agreement with Parallax Capital Partners, LLC and others to acquire MultiGen-Paradigm Inc., for a total consideration, including acquisition costs, of US$16.2 million ($18.0 million) in cash. MultiGen is a supplier of real-time COTS software for creating and visualizing simulation solutions and creates industry standard visual simulation file formats.

As outlined in the purchase agreement, $1.6 million of the purchase price paid by CAE on the acquisition date shall be held in a trust account until the twelve-month anniversary of the closing date. The purchase price is subject to an adjustment based on net working capital and net indebtedness. Any change in total consideration will be accounted for as a change in goodwill.

The net assets of Engenuity will be included in both the Simulation Products/Military and Training & Services/Military segments. The net assets of MultiGen will be included in the Simulation Products/Military segment.

9. CHANGES IN ACCOUNTING STANDARDS

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee.

Financial instruments, Hedges and Comprehensive income

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. As a result, the comparative interim consolidated financial statements have not been restated except for the foreign currency translation adjustment, which is now disclosed as a part of accumulated other comprehensive income.

The impact of the adoption of the new accounting standards was recognized as an adjustment to the carrying amount of the related financial assets and liabilities and recorded in shareholders’ equity as at April 1, 2007. The transition adjustment resulted in a decrease of $8.3 million recorded to retained earnings and $3.5 million recorded to accumulated other comprehensive loss. These accounting standards and the impact of these changes on the Company’s financial statements are discussed in Note 2 –Change in Accounting Policies to the interim consolidated financial statements.

10. SUBSEQUENT EVENTS

Macmet Technologies

In July 2007, the Company signed an agreement to acquire Macmet Technologies Limited for approximately $5 million in cash. Macmet is based in Bangalore, India.

11.	CONTROLS AND PROCEDURES

11.1	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

In the quarter ended June 30, 2007, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

CAE FIRST QUARTER REPORT 2008 | 19

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets
(Unaudited)	As at June 30	As at March 31
(amounts in millions of Canadian dollars)	2007	2007

Assets
Current assets
Cash and cash equivalents	$135.0	$150.2
Accounts receivable	276.9	219.8
Inventories	214.3	203.8
Prepaid expenses	22.5	23.5
Income taxes recoverable	34.0	24.7
Future income taxes	4.4	3.7

	687.1	625.7
Property, plant and equipment, net	931.9	986.6
Future income taxes	79.1	81.5
Intangible assets	52.1	36.0
Goodwill	113.3	96.9
Other assets	135.1	129.5

	$1,998.6	$1,956.2

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$355.5	$403.9
Deposits on contracts	205.7	184.8
Current portion of long-term debt	27.9	27.2
Future income taxes	7.2	4.9

	596.3	620.8
Long-term debt (Note 5)	328.1	256.0
Deferred gains and other long-term liabilities	232.0	232.7
Future income taxes	22.0	16.8

	1,178.4	1,126.3

Shareholders’ Equity
Capital stock (Note 6)	414.9	401.7
Contributed surplus	4.8	5.7
Retained earnings	538.1	510.2
Accumulated other comprehensive loss (Note 7)	(137.6)	(87.7)

	820.2	829.9

	$1,998.6	$1,956.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

20 | CAE FIRST QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings
(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2007	2006

Revenue	$358.3	$301.8

Earnings before interest and income taxes (Note 11)	$58.0	$47.1
Interest expense, net (Note 5)	2.6	3.0

Earnings before income taxes	$55.4	$44.1
Income tax expense	16.7	11.1

Earnings from continuing operations	$38.7	$33.0
Results of discontinued operations	–	(0.6)

Net earnings	$38.7	$32.4

Basic and diluted earnings per share from continuing operations	$0.15	$0.13

Basic and diluted earnings per share	$0.15	$0.13

Weighted average number of shares outstanding (Basic)	252.4	250.8

Weighted average number of shares outstanding (Diluted)	253.8	253.5

The accompanying notes form an integral part of these Consolidated Financial Statements.
Consolidated Statements of Retained Earnings
(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2007	2006

Retained earnings at beginning of period	$510.2	$392.8
Transition adjustments – Financial instruments (Note 2)	(8.3)	–
Net earnings	38.7	32.4
Dividends	(2.5)	(2.5)

Retained earnings at end of period	$538.1	$422.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE FIRST QUARTER REPORT 2008 | 21

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2007	2006

Net earnings	$38.7	$32.4

Other comprehensive income (loss), net of income taxes:
Foreign Currency Translation Adjustment
Net foreign exchange losses on translating financial statements
of self-sustaining foreign operations	$(67.5)	$(16.7)
Net change in gains on certain long-term debt denominated in foreign currency and designated as hedges on net investments of
self-sustaining foreign operations	8.3	5.6
Income tax adjustment	0.5	(0.2)

	$(58.7)	$(11.3)

Net Changes in Cash Flow Hedge
Net change in gains on derivative items designated as hedges of cash flows	$18.1	$ –
Income tax adjustment	(5.8)	–

	$12.3	$ –

Total other comprehensive loss	$(46.4)	$(11.3)

Comprehensive income (loss)	$(7.7)	$21.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

22 | CAE FIRST QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2007	2006

Operating activities
Net earnings	$38.7	$32.4
Results of discontinued operations	–	0.6

Earnings from continuing operations	38.7	33.0
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	14.6	12.8
Financing cost amortization	0.2	0.2
Amortization and write down of intangible and other assets	3.9	3.6
Future income taxes	4.8	6.2
Investment tax credits	3.8	(2.5)
Stock-based compensation plans	(2.9)	3.1
Employee future benefit – net	(0.1)	(0.1)
Other	6.2	1.4
Changes in non-cash working capital (Note 8)	(97.9)	(27.8)

Net cash (used in) provided by operating activities	(28.7)	29.9

Investing activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 3)	(38.9)	–
Capital expenditures	(32.7)	(40.7)
Deferred development costs	(4.8)	–
Deferred pre-operating costs	(0.3)	(0.1)
Other	(2.5)	(2.5)

Net cash used in investing activities	(79.2)	(43.3)

Financing activities
Net borrowing under revolving unsecured credit facilities	15.0	–
Proceeds from long-term debt, net of transaction costs and
debt basis adjustment (Note 5)	84.2	10.4
Reimbursement of long-term debt	(4.3)	(3.6)
Dividends paid	(2.4)	(2.4)
Common stock issuance	11.6	1.1
Other	(4.7)	0.9

Net cash provided by financing activities	99.4	6.4

Effect of foreign exchange rate changes on cash and cash equivalents	(6.7)	(1.8)

Net decrease in cash and cash equivalents	(15.2)	(8.8)
Cash and cash equivalents at beginning of period	150.2	81.1

Cash and cash equivalents at end of period	$135.0	$72.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE FIRST QUARTER REPORT 2008 | 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems.

(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training products for air, land and sea applications.

(iii)	Training & Services/Civil – Provides business and commercial aviation training and related services.

(iv)	Training & Services/Military – Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

SEASONALITY AND CYCLICALITY OF THE BUSINESS

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Simulation Products/Military segment has historically not shown any noticeable degree of cyclicality or seasonality in the course of providing solutions for government customers. However, the Training & Services/Military segment’s order intake is typically higher in the second half of the year when most service contracts are renewed.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, goodwill and intangible, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in the impairment of certain assets.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defined by the Canadian Institute of Chartered Accountants (CICA).

These consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2007, except for the adoption of the new accounting standards described in Note 2.

24 | CAE FIRST QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated financial statements for the year ended March 31, 2007 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While Management believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current presentation.

Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which the Company exercises significant influence are accounted for using the equity method, and portfolio investments are accounted at fair value unless there is no readily available market value.

NOTE 2 – CHANGE IN ACCOUNTING POLICIES

Accounting Changes

On April 1, 2007, the Company adopted the CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors.

Financial Instruments

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognitionand Measurement, and Section 3865,Hedges , which provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. The Company’s adoption of these financial instruments standards resulted in changes in the accounting for financial instruments and hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable. The comparative interim consolidated financial statements have not been restated except for the foreign currency translation adjustment, which is now disclosed as a part of accumulated other comprehensive loss. The resulting changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described further.

(i)	Comprehensive Income (loss)

Comprehensive income (loss), established under CICA Section 1530, is a standard that provides guidance on the presentation of comprehensive income (loss) which is defined as the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings (loss) and other comprehensive income (loss).

Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net earnings (loss), and includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations, net changes in gains (losses) on items designated as hedges on net investments, net changes in gains (losses) on derivative items designated as hedges of cash flows, net changes on financial assets classified as available for sale, all net of income taxes.

(ii)	Financial Assets and Financial Liabilities

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

CAE FIRST QUARTER REPORT 2008 | 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – CHANGE IN ACCOUNTING POLICIES (CONT’D)

Held-for-trading

Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings in the period in which these changes arise. Section 3855 allows an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of held-for-trading (fair value option).

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period. The Company’s long-term debt, including related debt issue costs, is accounted for at the amortized cost using the effective interest method.

Available-for-sale

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the changes arise. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Upon de-recognition, all cumulative gains or losses are then recognized in net earnings.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Except for a minority interest investment classified as available-for-sale, the Company’s investments consist of equity of entities subject to significant influence and joint ventures which are excluded from the scope of this standard. Accounts payable and accrued liabilities and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. All derivative instruments are classified as held-for-trading.

(iii)	Derivatives and hedge accounting

Derivatives

All derivative instruments are recorded in the consolidated balance sheets at fair value at each balance sheet date. Derivatives may be embedded in other financial instruments (host instrument). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivatives if their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value at each balance sheet date with subsequent changes recognized in net earnings in the period in which the changes arise.

Hedge accounting

Under the new standards, all derivatives are recorded at fair value. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the consolidated statements of earnings. When derivatives are designated as hedges, the Company classifies them either as: (a) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (b) hedges of the variability in highly probably future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges).

Fair value hedge

The Company has an outstanding interest rate swap contract, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. In a fair value hedge relationship, gains or losses from the measurement of derivative hedging instruments at fair value are recorded in earnings, while gains or losses on hedged items attributable to the hedged risks are accounted for as an adjustment to the carrying amount of hedged items and are recorded in earnings.

26 | CAE FIRST QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – CHANGE IN ACCOUNTING POLICIES (CONT’D)

Cash flow hedge

The Company has forward exchange contracts, which it designates as cash flow hedges of anticipated future cash receipts. The amounts and timing of future cash flows are projected on the basis of their contractual terms and estimated progress on projects. The aggregate cash flows over time form the basis for identifying the effective portion of gains and losses on the derivative instruments designated as cash flow hedges of forecasted transactions. The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings. Amounts accumulated in other comprehensive income (loss) are reclassified to the consolidated statements of earnings in the period in which the hedged item affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income (loss) at that time remains in other comprehensive income (loss) until the forecasted transaction is eventually recognized in the consolidated statements of earnings. When it is probable that a forecasted transaction will not occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is recognized immediately in earnings.

(iv)	Deferred financing fees

Under the new standards, transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) may be either all recognized into earnings as incurred, or are recorded with the asset or liability to which they are associated and amortized using the effective-interest rate method. Previously, the Company had deferred these costs and amortized them over the life of the related financial asset or liability.

The Company elected to record transaction costs with the asset or liability to which they are associated and amortize them using the effective-interest rate method. As a result, the Company reclassified deferred financing costs, resulting in an adjustment to long-term debt on April 1, 2007.

The impact on the consolidated balance sheet was as follows as at April 1, 2007:

(Unaudited)		Increase
(amounts in millions)	Reclassification	(decrease)	Total

Assets
Accounts receivables	$–	$7.8	$7.8
Inventories	–	1.2	1.2
Income taxes recoverable	–	5.5	5.5
Property, plant and equipment, net	–	(0.7)	(0.7)
Other assets	(1.5)	4.4	2.9

	$(1.5)	$18.2	$16.7

Liabilities
Accounts payable and accrued liabilities	$–	$7.7	$7.7
Deposits on contracts	–	3.2	3.2
Current portion of long-term debt	(0.1)	–	(0.1)
Long-term debt	(1.4)	2.5	1.1
Deferred gains and other long-term liabilities	–	16.6	16.6

	$(1.5)	$30.0	$28.5
Shareholder’s equity
Retained earnings	$–	$(8.3)	$(8.3)
Accumulated other comprehensive loss	–	(3.5)	(3.5)

	$(1.5)	$18.2	$16.7

CAE FIRST QUARTER REPORT 2008 | 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – CHANGE IN ACCOUNTING POLICIES (CONT’D)

The following table summarizes the required transition adjustments upon adoption of the relevant standards as at April 1, 2007:

(Unaudited)	Retained	Accumulated Other
(amounts in millions)	Earnings	Comprehensive Loss

Financial instruments classified as held-for-trading	$(0.3)	$–
Effect of discontinued hedging relations	(2.6)	–
Carrying value difference of financial instruments recognized as held-to-maturity, loans and receivables and other financial liabilities
carried at amortized cost using the effective interest method	(0.1)	–
Fair value of cash flow hedges	(0.1)	(6.0)
Effect of initial recognition of embedded derivatives	(9.4)	–
Other	0.3	0.9
Income tax adjustment	3.9	1.6

	$(8.3)	$(3.5)

All derivative financial instruments, including embedded derivatives that are not clearly and closely related to those of the host instrument, are recorded on the consolidated balance sheet at fair value. Short-term and long-term derivative assets have been included as part of accounts receivable and other assets respectively, while short-term and long-term derivative liabilities have been included as part of accounts payable and accrued liabilities and deferred gains and other long-term liabilities, in that order. Gains and losses of financial instruments classified as held-for-trading, net of taxes, including derivatives not qualifying for hedge accounting in accordance with the new standards and which were not previously recorded at fair value, have been recognized in the opening balance of retained earnings. Adjustments, net of taxes, arising from the difference at transition between the carrying value of financial instruments recognized as held-to-maturity, loans and receivables and other financial liabilities carried at amortized cost using the effective interest method and their carrying value as at March 31, 2007, have been recognized in the opening balance of retained earnings. Other adjustments including those arising as a result of re-measuring hedging instruments designated as cash flow hedges are recognized in the opening balance of accumulated other comprehensive income and opening retained earnings, net of taxes. The effects of the initial recognition of embedded derivatives have been recognized in the opening balance of retained earnings. Finally, the cumulative translation adjustment balance previously disclosed as a separate component of shareholders’ equity has been reclassified to accumulate other comprehensive income.

NOTE 3 – BUSINESS ACQUISITIONS

ENGENUITY

As at April 13, 2007, the Company acquired 14,948,215 common shares of Engenuity Technologies Inc. (Engenuity) representing approximately 85.7% of the total outstanding number thereof. On May 25, 2007, the holders of common shares of Engenuity adopted a special resolution approving the amalgamation of Engenuity with 4341392 Canada Inc., a wholly-owned subsidiary of CAE Inc., per the amalgamation agreement. As a result, Engenuity became a wholly-owned subsidiary of CAE Inc. Engenuity develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets. Total consideration for this acquisition, including acquisition costs, amounted to $23.4 million in cash.

The acquisition was accounted for under the purchase method and the operating results have been included from its acquisition date.

MULTIGEN-PARADIGM INC.

On May 10, 2007, the Company closed the agreement with Parallax Capital Partners, LLC and others to acquire MultiGen-Paradigm Inc. (MultiGen), for a total consideration, including acquisition costs, of US$16.2 million ($18.0 million) in cash. MultiGen is a supplier of real-time COTS software for creating and visualizing simulation solutions and creates industry standard visual simulation file formats.

As outlined in the purchase agreement, $1.6 million of the purchase price paid by CAE on the acquisition date shall be held in a trust account until the twelve-month anniversary of the closing date. The purchase price is subject to an adjustment based on net working capital and net indebtedness. Any change in total consideration will be accounted for as a change in goodwill.

The acquisition was accounted for under the purchase method and the operating results have been included from its acquisition date.

28 | CAE FIRST QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – BUSINESS ACQUISITIONS (CONT’D)

The allocation of the fair value of net assets acquired from Engenuity and MultiGen-Paradigm is summarized as follows:

(Unaudited)
(amounts in millions)	Engenuity	MultiGen	Total

Current assets(1)	$6.4	$3.3	$9.7
Current liabilities	(10.4)	(3.7)	(14.1)
Property, plant and equipment	1.5	0.4	1.9
Other assets	7.4	–	7.4
Intangible assets	8.7	8.9	17.6
Goodwill(2)	11.8	11.8	23.6
Long-term liabilities	(4.5)	(2.7)	(7.2)

Fair value of net assets acquired, excluding cash position at acquisition	20.9	18.0	38.9
Cash position at acquisition	2.5	–	2.5

Total cash consideration(3):	$23.4	$18.0	$41.4

(1) Excluding cash on hand
(2) This goodwill is not deductible for tax purposes
(3) The total consideration includes acquisition costs

The allocation of the purchase prices are based on Management’s best estimate of the fair value of assets and liabilities. Allocation involves a number of estimates as well as the gathering of information over a number of months. The allocation of the purchase prices are preliminary and are expected to be completed in the near future.

The net assets of Engenuity will be included in both the Simulation Products/Military and Training & Services/Military segments. The net assets of MultiGen will be included in the Simulation Products/ Military segment.

NOTE 4 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets as at June 30, 2007 and as at March 31, 2007 and consolidated statements of earnings and cash flows for the three months ended June 30, 2007 include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited - 49%, Helicopter Training Media International GmbH - 50%, Helicopter Flight Training Services GmbH - 25% and the Emirates-CAE Flight Training centre - 50%.

The Company’s consolidated statements of earnings and cash flows for the three months ended June 30, 2006 include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited - 49%, Helicopter Training Media International GmbH - 50%, and Helicopter Flight Training Services GmbH - 25%. Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2007	2007

Assets
Current assets	$32.4	$24.5
Property, plant and equipment and other non-current assets	146.9	159.4
Liabilities
Current liabilities	$16.5	$12.0
Long-term debt (including current portion)	62.6	59.2

CAE FIRST QUARTER REPORT 2008 | 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 – INVESTMENTS IN JOINT VENTURES (CONT’D)

(Unaudited)
three months ended June 30
(amounts in millions)	2007	2006

Earnings
Revenue	$13.8	25.1
Net earnings	2.6	2.1
Segmented operating income
Simulation Products/Military	0.6	1.1
Training and Services/Civil	2.7	1.4
Training and Services/Military	(0.1)	–

(Unaudited)
three months ended June 30
(amounts in millions)	2007	2006

Cash flows from (used in):
Operating activities	$7.6	$10.4
Investing activities	(5.1)	(15.0)
Financing activities	8.8	9.9

NOTE 5 – DEBT FACILITIES

LONG-TERM DEBT

During this quarter, the Company obtained senior secured financing for an amount of $111.7 million (US$105.0 million) for two civil aviation training centres. The initial drawdown to June 30, 2007, net of financing costs, was for an aggregate amount of $69.6 million (US$ 31.8 million and £16.8 million after taking into consideration the effect of foreign exchange swap entered into in relation to this financing transaction). The financing is separated into two tranches with the principal and interest of Tranche A being amortized quarterly beginning in December 2008 with a final maturity of June 2014 and the principal and interest of Tranche B being amortized quarterly beginning in September 2014 until final maturity of June 2018. The combined coupon rate of the post-swap debt amounts to 8.29% . The debt is non-recourse to the Company and is secured by the assets of the training centres and is cross-guaranteed and cross–collateralized by the cash-flow generated by the two training centres.

INTEREST EXPENSE, NET
Details of interest expense (income) are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2007	2006

Long-term debt interest expense	$4.3	$3.8
Amortization of deferred financing costs and other	0.6	0.7
Interest capitalized	(1.0)	(0.9)

Interest on long-term debt	3.9	3.6

Interest income	(0.7)	(0.7)
Other interest expense (income), net	(0.6)	0.1

Interest income, net	(1.3)	(0.6)

Interest expense, net	$2.6	$3.0

Almost all of the Company’s interest income is a result of advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns simulators and other equipment used to train U.K. Ministry of Defense pilots at the Company’s Benson Air Force Base training centre. The Company owns a minority shareholding of 14% in CVS.

30 | CAE FIRST QUARTER REPORT 2008

	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6 – CAPITAL STOCK

	Three monhs ended		Twelve months ended
		June 30, 2007	March 31, 2007
(Unaudited)	Number	Stated	Number	Stated
(amounts in millions, except number of shares)	of Shares	Value	of Shares	Value

Balance at beginning of period	251,960,449	$401.7	205,702,430	$389.0
Stock options exercised	1,455,520	11.6	1,236,895	10.0
Transfer of contributed surplus upon exercise of stock options	–	1.5	–	2.5
Stock dividends	5,539	0.1	21,124	0.2

Balance at end of period	253,421,508	$414.9	251,960,449	$401.7

NOTE 7 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table provides the components of accumulated other comprehensive income (loss) as disclosed in the consolidated balance sheets:

	Foreign		Accumulated
	Currency		Other
(Unaudited)	Translation	Cash Flow	Comprehensive
(amounts in millions)	Adjustment	Hedge	Loss

Foreign currency translation adjustment reclassification	$(87.7)	$–	$(87.7)
Transition adjustments – financial instruments (Note 2)	–	(3.5)	(3.5)

Balance in accumulated other comprehensive income (loss)
at beginning of the period	$(87.7)	$(3.5)	$(91.2)
Details of other comprehensive income (loss):
Net change in gains (losses)	(59.2)	18.1	(41.1)
Income tax adjustment	0.5	(5.8)	(5.3)

Total other comprehensive income (loss)	$(58.7)	$12.3	$(46.4)

Balance in accumulated other comprehensive income (loss)
at end of period	$(146.4)	$8.8	$(137.6)

NOTE 8 – SUPPLEMENTARY INFORMATION

(Unaudited)
three months ended June 30
(amounts in millions)		2007	2006

Cash provided by (used in) non-cash working capital:
Accounts receivable		$(41.6)	$(10.1)
Inventories		(2.5)	(13.1)
Prepaid expenses		0.3	3.2
Income taxes recoverable		(9.3)	(3.3)
Accounts payable and accrued liabilities		(63.9)	(19.7)
Deposits on contracts		19.1	15.2

Increase in non-cash working capital		$(97.9)	$(27.8)

Supplemental cash flow disclosure:
Interest paid		$6.8	$5.9
Income taxes paid, net		$11.3	$1.6

Supplemental statement of earnings disclosure:
Foreign exchange gain (loss)		$(2.2)	$1.8

TERRAIN EXPERTS INC.

During the first quarter of fiscal 2008, the Company settled the third instalment of the payment related to the acquisition in the amount of US$2.5 million ($2.7 million) with cash rather than shares.

CAE FIRST QUARTER REPORT 2008 | 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – GOVERNMENT COST SHARING

PROJECT PHOENIX

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate project as at June 30, 2007:

(Unaudited)
(amounts in millions)

Outstanding contribution receivable, as at March 31, 2007	$18.4
Contributions	13.8
Payments received	(10.6)

Outstanding contribution receivable, as at June 30, 2007	$21.6

AGGREGATE INFORMATION ABOUT PROGRAMS

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

(Unaudited)
three months ended June 30
(amounts in millions)	2007	2006

Contributions credited to capitalized costs:
Project Phoenix	$4.3	$1.1
Previous programs	–	–
Contributions credited to income:
Project Phoenix	9.5	6.0
Previous programs	–	–

Total contributions:
Project Phoenix	$13.8	$7.1
Previous programs	–	–

Royalty expenses:
Project Phoenix	–	–
Previous programs	$2.1	$1.8

As at June 30, 2007, the Company’s short-term and long-term liabilities, in relation to future repayments of the aggregate R&D programs, amounted to $2.1 million and $17.0 million respectively. As at March 31, 2007, the Company’s short-term and long-term liabilities, in relation to future repayments of the aggregate R&D programs, amounted to $7.5 million and $14.5 million respectively.

NOTE 10 – EMPLOYEE FUTURE BENEFITS
The total benefit cost for the periods ended June 30 includes the following components:

(Unaudited)
three months ended June 30
(amounts in millions)	2007	2006

Current service cost	$2.1	$2.1
Interest cost on projected pension obligations	3.2	2.7
Expected return on plan assets	(3.2)	(2.7)
Amortization of net actuarial loss	0.6	0.6
Amortization of past service costs	0.1	0.1

Net pension expense	$2.8	$2.8

32 | CAE FIRST QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

RESULTS BY SEGMENT

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended June 30	Simulation Products		Training & Services			Total
(amounts in millions)	2007	2006	2007	2006	2007		2006

Civil
External revenue	$113.0	$74.2	$94.8	$83.7	$207.8		$157.9
Segment Operating Income	19.7	10.9	19.6	18.3	39.3		29.2
Depreciation and amortization
• Property, plant and equipment	1.0	1.3	11.0	9.0	12.0		10.3
• Intangible and other assets	0.5	0.8	2.1	1.6	2.6		2.4
Capital expenditures	0.8	8.2	26.8	17.8	27.6		26.0

Military
External revenue	$95.5	$95.8	$55.0	$48.1	$150.5		$143.9
Segment Operating Income	12.3	11.1	6.4	11.5	18.7		22.6
Depreciation and amortization
• Property, plant and equipment	1.4	1.5	1.2	1.0	2.6		2.5
• Intangible and other assets	0.8	0.7	0.5	0.5	1.3		1.2
Capital expenditures	1.3	1.3	3.8	13.4	5.1		14.7

Total
External revenue	$208.5	$170.0	$149.8	$131.8	$358.3		$301.8
Segment Operating Income	32.0	22.0	26.0	29.8	58.0		51.8
Depreciation and amortization
• Property, plant and equipment	2.4	2.8	12.2	10.0	14.6		12.8
• Intangible and other assets	1.3	1.5	2.6	2.1	3.9		3.6
Capital expenditures	2.1	9.5	30.6	31.2	32.7		40.7

EARNINGS BEFORE INTEREST AND INCOME TAXES

The following table provides reconciliation between total Segment Operating Income and earnings before interest and income taxes:

(Unaudited)
three months ended June 30
(amounts in millions)	2007	2006

Total Segment Operating Income	$58.0	$51.8
Restructuring charge	–	(0.2)
Other costs associated with the Restructuring Plan (a)	–	(4.5)

Earnings before interest and income taxes	$58.0	$47.1

(a)	In the past, the Company incurred costs, which were excluded from the determination of Segment Operating Income, related to the re-engineering of the Company’s business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related with the first phase of the ERP deployment have ended. Any new costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will be included in the determination of Segment Operating Income.

CAE FIRST QUARTER REPORT 2008 | 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

ASSETS EMPLOYED BY SEGMENT

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, intangible assets, goodwill and other assets. Assets employed exclude cash, income taxes accounts and assets of certain non-operating subsidiaries.

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2007	2007

Simulation Products/Civil	$221.3	$188.0
Simulation Products/Military	287.8	251.2
Training & Services/Civil	953.8	973.8
Training & Services/Military	207.6	208.7

Total assets employed	$1,670.5	$1,621.7

Assets not included in assets employed	328.1	334.5

Total assets	$1,998.6	$1,956.2

GEOGRAPHIC INFORMATION

The Company markets its products and services in over 19 countries. Sales are attributed to countries based on the location of customers.

(Unaudited)
three months ended June 30
(amounts in millions)	2007	2006

Revenue from external customers
Canada	$32.9	$35.8
United States	107.6	86.2
United Kingdom	24.4	23.5
Germany	43.4	52.5
Netherlands	32.8	23.6
Other European countries	37.9	16.8
China	18.7	12.7
United Arab Emirates	14.7	11.4
Other Asian countries	20.1	16.9
Other countries	25.8	22.4

	$358.3	$301.8

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2007	2007

Property, plant and equipment, goodwill and intangible assets
Canada	$173.6	$145.5
United States	289.5	290.1
South America	50.4	55.5
United Kingdom	145.1	142.8
Spain	83.0	89.9
Germany	52.7	53.3
Netherlands	120.9	140.8
Other European countries	60.1	62.7
United Arab Emirates	67.8	72.8
Asia	41.8	44.1
Other countries	12.4	22.0

	$1,097.3	$1,119.5

34 | CAE FIRST QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –SUBSEQUENT EVENT

MACMET TECHNOLOGIES

In July 2007, the Company signed an agreement to acquire Macmet Technologies Limited for approximately $5 million in cash.

CAE FIRST QUARTER REPORT 2008 | 35

NOTES

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions. We have based these statements on estimates and assumptions that we believed were reasonable when the statem ents were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2007 annual report. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.